UDR, INC.
1745 Shea Center Drive, Suite 200
Highlands Ranch, Colorado 80129

August 10, 2016
VIA EDGAR

Ms. Stacie Gorman
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    UDR, Inc.
Registration Statement on Form S-3 (File No. 333-212727)

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, UDR, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-212727), to 4:00 p.m., Eastern Time, on August 12, 2016 or as soon as practicable thereafter.

In connection with this request, the Registrant acknowledges that:

(1)  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Justin R. Salon at (202) 887-8785.

Very truly yours,

UDR, Inc.

By:     /s/ Warren L. Troupe
Name:     Warren L. Troupe

Title:	Senior Executive Vice President